DANE EXPLORATION INC.
3577 - 349 West Georgia Street
Vancouver, British Columbia, Canada V6B 3Y4
dchristie@daneexploration.com

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.
USA 20549
Tel (202) 551-3536

September 13, 2012

Re:	Dane Exploration Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 22, 2012
File No. 333-181795

Dear Mr. Reynolds

Thank you for your comment letter of September 7, 2012 regarding Amendment No.2 to the Registration Statement on Form S-1 (the "Registration Statement") filed August 22, 2012 by Dane Exploration Inc. (the "Company").

To respond to your Comment Letter we have reproduced the comment below, followed by an explanation:

Exhibits

1.           It remains unclear from your response to comment 3 in our letter dated July 24, 2012 why stockholders cannot sell shares prior to receiving printed certificates, and why the share certificates were printed approximately four months after the shares were issued in March 2012. Please disclose the following:

●	Describe the state law provisions and the sections in your articles and bylaws that only permit stockholders to sell your shares if they possess a printed certificate.

●	Explain the reason why the share certificates were printed four months after issuance in March 2012 and whether these certificates were timely provided to stockholders as required under state law.

●	Disclose when you expect to provided printed certificates for the shares sold in the offering described in the prospectus

●	If applicable, include appropriate risk factor disclosure.

Response:

In response to this comment, we report that:

i.
To our knowledge, there is no restriction arising from state law provisions, or incorporated in our articles or bylaws, which references that there is a restriction on our stockholders selling any shares they own of our Company only if they possess a printed certificate(s).

It is not our intention to suggest that any such restrictions exist and advise herein that counsel has confirmed to us that under the laws of share purchase and sale, stockholders who had purchased shares, and whom had not yet received physical share certificates, could enter arrangements to sell all or part of their shareholdings in contracted transactions irrespective of the lack of existence of physical share certificates. (We also note that our Company is not yet publicly trading and therefore the facility for our shareholders to sell their holdings through public mechanisms does not yet exist and as such any purchase or sale transactions prior to our becoming public would be private transactions.)

ii.
The explanation for why share certificates were printed four months after issuance is related to two factors:

          (a)  The Company had intended to continue its first share offering, authorized by the Form S-1 which was declared effective on September 19, 2011, through the filing of a Post-Effective Amendment ('POS'). Unfortunately, our understanding that an extension could be done via a POS which was filed after the S-1 expiry date of March 18, 2012 was incorrect. This incorrect assumption caused us to file a POS and then wait for the SEC Comment. When we were subsequently advised by the SEC that an error had been made, we corrected this through filing of a Request for Withdrawal of the POS and subsequently also filing of a separate POS to cancel the balance of the shares which were included for offering in the first S-1. This process consumed both administrative and financial resources and contributed to a delay in the issuance of the share certificates; and

          (b)  To manage fees from our Transfer Agent and conserve financial resources, we had followed a strategy of bundling our stock issuance orders. Since, as detailed in (a) above, we expected that our offering would be extended by filing of a POS, we delayed issuance of the share certificates for the first batch of accepted subscriptions so that we could include what we expected would be a second batch of share certificates arising from further subscriptions which we expected would take place once our extension POS was made Effective. This also contributed to the delay in issuance of the first set of share certificates.

We acknowledge that under section 78.235 of Nevada Revised Statutes a stockholder is entitled to receive a share certificate of a company. However, counsel has advised that the Nevada Revised Statutes do not set forth a mandatory time frame for delivery of such certificate.  Notwithstanding the fact that we issued share certificates to the subscribers of the first offering, we note that section 78.235(4) provides that the board of directors can authorize the issuance of uncertificated shares. Accordingly, we submit that we complied with section 78.235 of the Nevada Revised Statutes by providing our subscribers with the share certificates.

iii.
We expect to provide printed certificates for the shares sold in the offering described in the prospectus within the shortest practicable time following acceptance of share subscriptions and have changed our operating policy so that stock issuance orders will be submitted to our Transfer Agent immediately after individual subscription agreements are accepted.

iv.	We do not believe any additional risk factor disclosures are warranted in our Form S-1 and have made no further changes to the Form S-1.

Thank you again for your review of our filings. I look forward to your advice regarding our response to your third Comment Letter.

Best regards,

DANE EXPLORATION INC.

/s/ David Christie____
David Christie
President and CEO

cc:     Mr. Michael J. Morrison, Esq.